Issuer Free Writing Prospectus Filed
Pursuant to Rule 433
Relating to the Preliminary Prospectus
Supplement, dated November 17, 2021
to Prospectus, dated August 6, 2021
Registration Statement No. 333-258589

NEW YORK MORTGAGE TRUST, INC.
7.000% Series G Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet
November 17, 2021

Issuer:	New York Mortgage Trust, Inc.

Securities Offered:	7.000% Series G Cumulative Redeemable Preferred Stock

Shares Offered:	3,000,000 shares

Over-Allotment Option:	450,000 shares

Trade Date:	November 17, 2021

Settlement and Delivery Date:	November 24, 2021 (T + 5)

Public Offering Price:	$25.00 liquidation preference per share; $75,000,000.00 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $2,362,500.00 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $72,637,500.00 total (assuming the over-allotment option is not exercised)

Dividend Rate:	7.000% per annum of the $25.00 per share liquidation preference (equivalent to $1.75 per annum per share)

Dividend Payment Date:	Quarterly cumulative dividends in arrears on the 15th day of each January, April, July and October, when and as authorized and declared, provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date will instead be paid on the immediately succeeding business day. The first dividend is scheduled to be payable on January 15, 2022 (short first dividend period) in the amount of $0.24792 per share and will be paid to the persons who are the holders of record of the Series G Preferred Stock at the close of business on the corresponding record date

Dividend Record Date:	The first day of the calendar month (whether or not a business day) in which the applicable payment date falls; the first dividend record date will be January 1, 2022

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	January 15, 2027

Conversion Rights:

Share Cap: 12.16545

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed the product of the Share Cap times the aggregate number of shares of the Series G Preferred Stock issued and outstanding at the Change of Control Conversion Date (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $2.055 (which is 50% of the per share closing price of our common stock reported on the Nasdaq Global Select Market on November 16, 2021), subject to adjustment in certain circumstances, the holders of the Series G Preferred Stock will receive a maximum of 12.16545 shares of our common stock per share of Series G Preferred Stock.

Proposed Nasdaq Global Select Market Listing Symbol:	NYMTZ

CUSIP:	649604857

ISIN:	US6496048579

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC Keefe, Bruyette & Woods, Inc.

Co-Manager:	B. Riley Securities, Inc.

The issuer has filed a registration statement (including a base prospectus dated August 6, 2021) and a preliminary prospectus supplement, dated November 17, 2021, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, J.P. Morgan Securities LLC by calling collect (212) 834-4533, UBS Securities LLC by calling toll-free (888) 827-7275, Wells Fargo Securities, LLC by calling toll-free (800) 645-3751 or Keefe, Bruyette & Woods, Inc. by calling toll-free (800) 966-1559.

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